April 27, 2010

Patsy Mengiste
Office of Disclosure and Review
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	The Flex-Funds: File Nos. 2-85378 and 811-3462

Dear Ms. Mengiste:

On March 1, 2010, The Flex-funds (the "Trust'), on behalf of The Muirfield® Fund, The Total Return Utilities Fund, The Quantex™ Fund, The Dynamic Growth Fund, The Aggressive Growth Fund, The Defensive Balanced Fund, The Strategic Growth Fund and The Money Market Fund (each a "Fund" and collectively, the "Funds"), each a series of the Trust, filed Post-Effective Amendment No. 62 to its Registration Statement on Form N-1A.  On April 16, 2010, you provided oral comments.  Please find below the Trust's responses to your comments.  For your convenience, I have summarized your comments.

The Trust has revised the order in which the Funds appear in the prospectus.  However, disclosure regarding each Fund remains the same, except for immaterial changes and as discussed below.  Finally, attached hereto and as exhibit to the forthcoming 485(b) filing is a PDF of the Fund summary portion of the prospectus, marked to show changes in response to your comments.

Global Comments

1.	Comment: In the letter responding to these comments, please include the legend required by Rule 498(b)(1)(v) that will be used in the summary prospectus.

Response:  The Funds will not be using a summary prospectus.  Therefore, we have not provided the legend required by Rule 498(b)(1)(v)

2.
Comment:  Please update the disclosure required by Item 17 of Form N-1A to include disclosure regarding the Trust’s leadership structure, past directorships held by each Trustee, the Board of Trustees role in risk oversight and the qualifications and experiences of each Trustee.

Response:  The disclosure required by Item 17 of Form N-1A is included in the Statement of Additional Information.

April 27, 2010

3.
Comment:  A fund is required to disclose its former name for only one year after the name change.  Please delete references to former names in the summaries for The Total Return Utilities Fund, The Defensive Balanced Fund and The Strategic Growth Fund.

Response. The former names have been removed.

4.
Comment:  Please confirm that the Distribution Fee and the Service Fee listed on the fee table under “Distribution (12b-1) and Service Fees” are paid pursuant to a Rule 12b-1 Plan.  If the Service Fees are paid pursuant to another plan, the Service Fee should be included in “Other Expenses”.

Response. The Distribution Fee and the Service Fee are paid pursuant to separate plans. Accordingly, the Service Fee has been removed from the Rule 12b-1 line and added to Other Expenses.

5.	Comment: Each Fund’s principal investment strategy mentions “Meeder”. Explain who Meeder is.

Response. The reference to Meeder has been changed to “the Adviser”.

6.
Comment:  Disclosure regarding each Fund’s temporary defensive position should be moved to the section of the statutory prospectus entitled “More About Investment Strategies and Related Risks.”  After this change, disclosure of credit risk in the summary for The Muirfield Fund is no longer appropriate and should be removed.

Response.  The “defensive tactics” disclosed in the Fund Summaries are part of the applicable Fund’s principal investment strategy and a temporary action.  Therefore, the disclosure has not been moved.  However, a new section has been added to the statutory prospectus disclosing that the Funds may assume a temporary defensive position of warranted by market conditions or liquidity needs and, when doing so, will not be pursuing their investment objective.

7.	Comment: To the extent a Fund that is a fund of funds, the Derivatives Risk disclosure should be amended to reflect the Fund may also invest directly in derivatives.

Response. The derivatives risk disclosure has been amended as requested.

April 27, 2010

8.
Comment:  In the narrative preceding the Average Annual Total Returns Table, delete the second sentence that states that “Returns after Taxes on Distributions and Sales of Fund Shares assume all shares were redeemed at the end of the measurement period, and shows …on Fund distributions.”

Response: The sentence has been deleted.

9.	Comment: Move phrase “reflects no deduction for fees, expenses or taxes” from the narrative and place as a parenthetical after each index on the Average Annual Total Returns Table.

Response: The phrase has been moved.

10.	Comment: For the Muirfield Fund, Quantex Fund, Defensive Balanced Fund and Strategic Growth Fund, provide narrative disclosure explaining the relevance of the blended index.

Response: Appropriate narrative disclosure has been added to each Fund using a blended or custom index.

11.	Comment: “Buying and Selling Fund Shares” should be moved to the section of the statutory prospectus entitled “More About Investment Strategies and Related Risks.”

Response: The disclosure has been moved.

12.	Comment: On the fee table for each Fund waiving or reimbursing fees, change caption “Net Total Annual Fund Operating Expenses” to “Net Annual Fund Operating Expenses”.

Response: The caption has been changed

13.	Comment: Delete the narrative describing each broad-based index. Include a narrative only for supplemental and custom indices.

Response: The disclosure has been deleted.

14.	Comment: Remove ticker symbols from the summary captions.

Response: The disclosure has been deleted.

April 27, 2010

15.	Comment: In the section entitled “Investment Risks”, match each risk to the appropriate Fund.

Response: A chart has been adding matching each risk to the appropriate Fund.

16.	Comment: Describe with specificity the policies adopted by the Board of Trustees to curtain frequent or excessive trading.

Response: The language in the prospectus accurately discloses the Funds’ short-term trading policy. Therefore, no additional disclosure has been added.

The Total Return Utilities Fund

17.	Comment: Disclose whether the fund invests in equity or fixed income securities.

Response: The Fund invests in equity securities. Appropriate disclosure will be added to the prospectus.

18.	Comment: Change the caption “Sector Risk” to “Concentration Risk”

Response: The caption has been changed to Concentration Risk.

The Quantex Fund

19.	Comment: Change the terminate date of the fee waiver in footnote 1 to April 20, 2011. Also, disclose that the adviser whether the adviser can terminate the fee waive during this period.

Response: The date has been changed and appropriate disclosure added.

20.	Comment: Confirm that the Fund did not invest in underlying funds or incurred underlying fund fees of 0.01% of less.

Response: Fund incurred no underling fund fees or, if such fees were incurred, they were less than 0.01%

21.	Comment: Delete reference to name change on the footnote to the Annual Total Returns bar chart.

Response: The reference has been deleted.

April 27, 2010

Dynamic Growth Fund

22.	Comment: Explain why a “growth” fund would invest in “growth or value oriented” investments.

Response: The term “growth” refers to capital appreciation, not a growth strategy.

Aggressive Growth Fund

23.	Comment: Footnote 2 to the fee table regarding voluntary fee waivers should be moved to the section of the statutory prospectus that discusses management fees.

Response: The disclosure has been moved.

24.	Comment: Explain why a “growth” fund would invest in “growth or value oriented” investments.

Response: See response to Comment 22.

25.	Comment: Delete first two sentence under “Aggressive Growth Stock Risk” and move them to the “Principal Investment Strategies” section of the summary.

Response: The disclosure has been moved.

26.	Comment: Does the Fund invest in unsponsored ADRs?

Response: The Fund does not invest in unsponsored ADRs.

Defensive Balanced Fund

27.	Comment: Footnote 2 to the fee table regarding voluntary fee waivers should be moved to the section of the statutory prospectus that discusses management fees.

Response: The disclosure has been moved.

28.
Comment:  In “Principal Investment Strategies”, disclose that “at least” 30% to 70% of assets will be invested in equity securities and “at least” 30% to 70% of assets will be invested in fixe income securities

Response: The requested disclosure has been made.

April 27, 2010

Strategic Growth fund

29.	Comment: Add derivatives risk, real estate risk and commodity risk disclosure.

Response: The disclosure has been added.

30.	Comment: Do all managers participate in the day to day management of the Fund? If not, list the names only of those that do.

Response: The adviser has confirmed that all named portfolio managers are in primarily involved in the day to day management of the Fund.

Government Bond Fund

32.	Comment: Add derivatives risk disclosure.

Response: The disclosure has been added.

33.	Comment: Add disclosure stating that investments in non-investment grade bond can be speculative.

Response: The disclosure has been added.

Money Market Fund

34.	Comment: Revise disclosure regarding determination of minimal credit risk.

Response: The disclosure has been revised

35.	Comment: Change average weighted maturity to 60 days or less.

Response: The disclosure has been revised.

36.
Comment:  In the narrative preceding the Average Annual Total Returns table, delete disclosure relating to taxes on distributions and provide narrative disclosure explaining the relevance of the listed indices.

Response: The disclosure changes have been made.

April 27, 2010

37.	Comment: Please provide a statement in response to the generic “Tandy” letter.

Response:  The Trust hereby acknowledges that:

1.	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, its does not foreclose the Commission from taking any action with respect to the filing;

2.
The action of the Commission or the staff, acting pursuant to delegated authority, in declare the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

______________________________________

If you have any questions or additional comments, please call the undersigned at 614-469-3297.

Best regards, /s/ Michael V. Wible

Michael V. Wible